                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            FIELDWORKS, INCORPORATED
                            ------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   31659 P 10 3
                                ------------------
                                 (CUSIP Number)


                               Michael E. Johnson
                               Robert D.D. Forbes
                         Glenmount International, L.P.
                       19200 Von Karman Avenue, Suite 400
                         Irvine, California  92612-8512
                                 (949) 475-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 MARCH 31, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                   PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Industrial-Works Holding Co., LLC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,017,000 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,017,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                   PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount International, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,017,000 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             NONE Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,017,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                        [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                   PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              5,017,000 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          NONE Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                   PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glenmount Investment, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,017,000 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,017,000 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                  [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                   PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Johnson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,017,000 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,017,000 Shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 31659 P 10 3                                    PAGE 7 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert D.D. Forbes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          NONE Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,017,000 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,017,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,017,000 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
12
                                                                   [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
13
      Approximately 36%. (Based on 8,894,426 Shares reported as outstanding as of March 29, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 (the "Second Amendment") amends and supplements (i) the statement on Schedule 13D (the "Statement") filed with the Securities Exchange Commission (the "Commission") on December 4, 1999, by Industrial-Works Holding Corp., a Delaware corporation ("IWH"), Glenmount International, L.P., a Delaware limited partnership and sole shareholder of IWH ("GILP"), Glenmount, LLC, a Delaware limited liability company and manager of GILP ("GLLC"), Glenmount Investment, LLC, a Delaware limited liability company and the general partner of GILP ("GILC"), and the managers of GLLC to report their interest in shares of Series B Preferred Stock (the "Series B Preferred Stock"), convertible into shares of Common Stock (the "Shares") of Fieldworks, Incorporated, a Minnesota corporation (the "Issuer"), and (ii) Amendment No. 1 to the Statement, filed with the Commission on March 3, 2000, by Industrial-Works Holding Co., LLC, a Delaware limited liability company and successor of IWH ("IWHC"), GILP, the sole member of IWHC, GLLC, GILC, and the managers of GLLC (collectively, IWHC, GILP, GLLC, GILC, and the managers of GLLC are the "Filing Persons"). The Second Amendment is filed by the Filing Persons. Capitalized terms not otherwise defined shall have the same meanings as set forth in the Statement.


ITEM 4.   PURPOSE OF TRANSACTION.

     The response set forth in Item 4 of the Statement is hereby amended and restated as follows:

     The parties filing this Statement believe that holding an interest in the Shares is an attractive investment, and that such investment will enable the Issuer to enhance its performance and provide a return to its shareholders. IWHC, as successor to IWH, has acquired 4,250,000 shares of the Series B Preferred Stock, convertible into an equal number of Shares, and a warrant to purchase 500,000 Shares (the "First Warrant") pursuant to the terms of a Securities Purchase Agreement, dated as of November 20, 1999, between the Issuer and IWH (the "Securities Purchase Agreement"). The Securities Purchase Agreement, which is Exhibit 7.b to this Statement, contains customary covenants, conditions, representations and warranties and requires the approval of the Issuer's shareholders. In connection with its acquisition of an interest in the Issuer, IWHC, as successor to IWH, is entitled to hold 3 of the 7 seats on the Issuer's Board of Directors (the "Issuer's Board"), has the ability to control certain actions that may be taken by the Issuer, and may under some circumstances be entitled to expand the Issuer's Board to 9 and elect 5 members. The transactions in the Securities Purchase Agreement were consummated on February 22, 2000.

     In addition to the Securities Purchase Agreement, the Issuer has entered into a Management Services Agreement and a Voting Agreement in connection with IWH's investment, the terms of which benefit IWHC, as successor to IWH. A Management Services Agreement, dated as of November 20, 1999, was entered into between the Issuer and GLLC, the manager of GILP (the "Management Agreement"). Under the terms of the Management Agreement, GLLC will provide active support to the management of the Issuer for a one year term with respect to corporate strategies and financial operations, among other matters. The Voting Agreement (delivered December 1, 1999), by and among the Issuer, certain shareholders of the Issuer, and IWH (the "Voting Agreement"), provides that all parties thereto will vote their shares in favor of the transactions contemplated by the Securities Purchase Agreement, and IWHC's (as successor to IWH) nominees to the Issuer's Board.

     On February 18, 2000, IWHC and the Issuer entered into a Commitment Letter (the "Commitment"), whereby (i) IWHC acquired a warrant to purchase 100,000 Shares (the "Second Warrant"), and (ii) the Issuer obtained the right, but not the obligation, to require IWHC to purchase 3,000,000 additional shares of Series B Preferred Stock (the "Commitment Shares"), in increments of 1,000,000 shares.

     On March 31, 2000, at the request of the Issuer, IWHC modified the Commitment. IWHC and the Issuer entered into a Preferred Stock Purchase Agreement (the "Stock Purchase Agreement"), whereby IWHC acquired 500,000 shares of Series C Preferred Stock (the "Series C Preferred Stock"), convertible into an equal number of Shares. The Stock Purchase Agreement requires the Issuer to commence a registered rights offering to its existing shareholders (the "Rights Offering") and, if the Rights Offering is abandoned, or is not completed by June 30, 2000, reduces the conversion price of the Series C Preferred Stock. Further, if Shares are sold in the Rights Offering for less than $2 per share, such lower price adjusts the conversion price of the Series C Preferred Stock. (See the Certificate of Designation, attached as an exhibit to Exhibit 7.e, for a more complete description.) The Stock Purchase Agreement, which is Exhibit 7.e to this Statement, contains covenants, conditions, representations and warranties similar to those contained in the Securities Purchase Agreement. If in the future, IWHC (or its successor), as holder of all of the Series B

Preferred Stock, fails to hold at least 50% of the Series C Preferred Stock, IWHC will be entitled to designate an observer to attend all of the meetings of the Issuer's Board.

     To evidence the modification of the Commitment, IWHC entered into a new Commitment Letter (the "Revised Commitment"), dated March 31, 2000, whereby IWHC
(i) retained its rights to the Second Warrant, and (ii) committed to purchase a minimum of 1,000,000 Shares (the "Additional Shares") in connection with the Rights Offering, subject to certain conditions. IWHC's obligation to purchase the Additional Shares in the Rights Offering is contingent upon (x) the purchase price being $2.00 per share, and (y) the acquisition by the other shareholders of at least 1,500,000 Shares, collectively. If the purchase price is changed with IWHC's consent, IWHC will purchase $2,000,000 worth of Shares in the Rights Offering, as long as the other shareholders collectively purchase $3,000,000 worth of Shares. The obligations of IWHC set forth in the Revised Commitment with respect to the Additional Shares expire if the Rights Offering is not completed by June 30, 2000, or if the Shares cease to be admitted to trading
(or if the Issuer is given notice of a decision to cause such a delisting) on the Nasdaq National Market System. The Revised Commitment supersedes and replaces the Commitment in all respects, and IWHC is no longer obligated to purchase the Commitment Shares.

  Under the terms of the First Warrant, IWHC is entitled to purchase up to 167,000 Shares if the average trading price of the Shares on the Nasdaq Stock Market is at least $2.50 for five consecutive trading days. As of March 31, 2000, this condition was satisfied, and the First Warrant is now immediately exercisable for up to 167,000 Shares.

  The Filing Persons expect to influence the operations of the Issuer pursuant to the terms of the Securities Purchase Agreement, Management Agreement, Voting Agreement, and Stock Purchase Agreement. Based upon the results of their ongoing review of the Issuer's operations and economic and other considerations, including the availability of, and alternative uses of, investment funds, the Filing Persons may determine to acquire additional Shares, to sell Shares, or to seek changes in the Issuer. However, aside from acquiring seats on the Issuer's Board and providing management services to the Issuer as discussed above, at this time the Filing Persons do not have any plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Shares as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  The response set forth in Item 5 of the Statement is hereby amended and restated as follows:

  Pursuant to the terms of the Securities Purchase Agreement, and the transactions contemplated thereby, IWHC, as successor to IWH, has acquired 4,250,000 Shares (assuming conversion of the Series B Preferred Stock), and could potentially acquire 167,000 Shares upon exercise of the portion of the First Warrant for which the contingency has been satisfied (which is immediately exercisable with respect to such Shares). IWHC also has the right to acquire an additional 333,000 Shares upon exercise of the remainder of the First Warrant (which is, until February 22, 2007, contingent upon the Issuer's share price reaching specified levels). Pursuant to the terms of the Revised Commitment, IWHC could potentially acquire an additional 100,000 Shares upon exercise of the Second Warrant (which is immediately exercisable). Pursuant to the Stock Purchase Agreement, IWHC has acquired 500,000 Shares (assuming conversion of the Series C Preferred Stock), and expects to acquire the Additional Shares in connection with the Rights Offering.

  Based upon the number of Shares reported as outstanding as of March 29, 2000, the acquisition of 5,017,000 Shares (4,250,000 on conversion of the Series B Preferred Stock, 500,000 on conversion of the Series C Preferred Stock, plus the immediate right to acquire an additional 267,000 Shares through exercise of the First and Second Warrants) represents approximately 36% of the outstanding stock of the Issuer. The First Warrant is only presently exercisable to the extent of 167,000 Shares, and the remainder will be exercisable in the future only if certain conditions relating to the Issuer's share price, which conditions are outside the control of IWHC, are satisfied. Therefore, the remaining 333,000 Shares issuable upon exercise of the First Warrant presently are excluded from the total number of Shares owned by, and the calculation of the number of Shares beneficially owned by, the Filing Persons. Similarly, IWHC will only acquire the Additional Shares upon occurrence of the Rights Offering and satisfaction of certain conditions which are outside of the control of IWHC. Therefore, the Additional Shares are also excluded from the total number of Shares owned by, and the calculation of the number of Shares beneficially owned by, the Filing Persons.

     As the sole member of IWHC, GILP has indirect beneficial ownership of the Shares described in this Statement because it owns all of the interests in IWHC and can influence voting, purchase or disposition of the Shares by IWHC. As the manager of GILP, GLLC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting or purchase of the Shares by IWHC. As the general partner of GILP, GILC may be deemed to have indirect beneficial ownership of the Shares described in this Statement because it can influence the decisions of GILP with respect to the voting, purchase or disposition of the Shares by IWHC. As Managing Directors of GLLC, and directors of GILC, each of Mr. Johnson and Mr. Forbes may be deemed to have indirect beneficial ownership of the Shares that will be directly held by IWHC, and indirectly beneficially owned by each of GILP, GLLC, and GILC, because each of them can directly influence the decisions of GLLC and GILC, and therefore may control the voting and disposition of such Shares.

     In the past sixty days, 4,250,000 Shares of Series B Preferred Stock, 500,000 shares of Series C Preferred Stock, and the First Warrant and Second Warrant have been acquired by the Filing Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response set forth in Item 6 of the Statement is amended and restated as follows:

     The persons filing this Statement disclaim the existence of a group and, except as noted, disclaim beneficial ownership of the Shares held by the other persons filing this Statement. Except for the Securities Purchase Agreement, the Voting Agreement, the Management Agreement, the Stock Purchase Agreement, the Revised Commitment, and the agreement among the Filing Persons to file a joint statement on Schedule 13-D, there are no controls, arrangements or understandings among the Filing Persons and other parties with respect to securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The response set forth in Item 7 of the Statement is amended and restated as follows:

     7.a Agreement to File a Joint Statement on Schedule 13-D (to which IWHC succeeded by merger).*

     7.b Securities Purchase Agreement, dated as of November 20, 1999, by and among Fieldworks, Incorporated, and Industrial-Works Holding Corp. *

     7.c Voting Agreement by and among Fieldworks, Incorporated, certain shareholders of Fieldworks, Incorporated, and Industrial-Works Holding Corp. (Exhibit D to Securities Purchase Agreement)*

     7.d Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated February 18, 2000.*

     7.e Preferred Stock Purchase Agreement, dated as of March 31, 2000, by and between Fieldworks, Incorporated, and Industrial-Works Holding Co., LLC.

     7.f Commitment Letter by and between Fieldworks, Incorporated and Industrial-Works Holding Co., LLC, dated March 31, 2000.


     NOTE: Items marked with a "*" have previously been filed with the Securities Exchange Commission, and are hereby incorporated by reference.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2000

                         INDUSTRIAL-WORKS HOLDING CO., LLC


                         By: GLENMOUNT INTERNATIONAL, L.P., Member

                             By:  GLENMOUNT INVESTMENT, LLC, General Partner


                                    By: /s/ Michael E. Johnson
                                       ----------------------------------
                                         Michael E. Johnson
                                         Managing Director



                                    By:  /s/ Robert D.D. Forbes
                                       ----------------------------------
                                         Robert D.D. Forbes
                                         Managing Director



                         GLENMOUNT INTERNATIONAL, L.P.

                            By:  GLENMOUNT INVESTMENT, LLC, General Partner

                                 By: /s/ Michael E. Johnson
                                    -------------------------------------
                                    Michael E. Johnson
                                    Managing Director

                                 By: /s/ Robert D.D. Forbes
                                    -------------------------------------
                                    Robert D.D. Forbes
                                    Managing Director


                         GLENMOUNT INVESTMENT, LLC

                            By:  /s/ Michael E. Johnson
                               ------------------------------------------
                                    Michael E. Johnson
                                    Managing Director

                              By: /s/ Robert D.D. Forbes
                                 ----------------------------------------
                                    Robert D.D. Forbes
                                    Managing Director

                         GLENMOUNT, LLC

                              By: /s/ Michael E. Johnson
                                 ----------------------------------------
                                    Michael E. Johnson
                                    Managing Director


                              By: /s/ Robert D.D. Forbes
                                 ----------------------------------------
                                    Robert D.D. Forbes
                                    Managing Director


                          /s/ Michael E. Johnson
                         ---------------------------------
                         MICHAEL E. JOHNSON, an individual



                         /s/ Robert D.D. Forbes
                         ---------------------------------
                         ROBERT D.D. FORBES, an individual